Exhibit 99.2
ARIZONA PUBLIC SERVICE COMPANY
NON-GAAP FINANCIAL MEASURE RECONCILIATION — OPERATING INCOME
(GAAP MEASURE) TO GROSS MARGIN (NON-GAAP FINANCIAL MEASURE)
(in thousands)

	THREE MONTHS ENDED
	MARCH 31,		Increase (Decrease)
	2006	2005	Pretax	After Tax
RECONCILIATION OF GROSS MARGIN
Operating Income (closest GAAP measure)	$25,044	$58,743	$(33,699)	$(20,540)
Plus:
Operations and maintenance	173,353	142,294	31,059	18,930
Depreciation and amortization	86,311	82,214	4,097	2,497
Income taxes	(3,029)	16,380	(19,409)	(11,830)
Other taxes	35,548	31,445	4,103	2,501

Gross margin	$317,227	$331,076	$(13,849)	$(8,442)